Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

NOVEMBER 30, 2023 AND 2022

(Expressed in thousands of Canadian Dollars unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of GoldMining Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GoldMining Inc. and its subsidiaries (together, the Company) as of November 30, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 27, 2024

We have served as the Company’s auditor since 2019.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

GoldMining Inc. Consolidated Statements of Financial Position As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

		As at November 30,	As at November 30,
	Notes	2023	2022
		($)	($)
Assets
Current assets
Cash and cash equivalents	4	21,589	8,325
Restricted cash	4	118	-
Other receivables		594	374
Prepaid expenses and deposits	5	1,379	475
Other assets		47	24
		23,727	9,198
Non-current assets
Reclamation deposits	11	494	524
Land, property and equipment	8	3,233	1,826
Exploration and evaluation assets	9	56,815	56,788
Investment in associate	7	6,297	-
Investment in joint venture		1,232	1,154
Long-term investments	6	45,080	77,839
		136,878	147,329

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,757	1,721
Due to joint venture		30	28
Due to related parties	17	239	170
Lease liabilities		66	90
Income taxes payable		7	-
Withholding taxes payable		245	156
Margin loan payable	10	-	8,824
		2,344	10,989
Non-current liabilities
Lease liabilities		329	162
Rehabilitation provisions	11	888	791
Deferred tax liability	16	904	296
		4,465	12,238

Equity
Issued capital	12	176,584	150,879
Reserves	12	13,493	11,930
Retained earnings		20,176	27,984
Accumulated other comprehensive loss		(81,010)	(55,702)
Total equity attributable to shareholders of the Company		129,243	135,091
Non-controlling interests	13	3,170	-
		132,413	135,091
		136,878	147,329

Commitments (Note 19)

Subsequent events (Note 20)

Approved and authorized for issue by the Board of Directors on February 27, 2024.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Comprehensive Loss For the years ended November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

		For the year
		ended November 30,
	Notes	2023	2022
		($)	($)
Expenses
Consulting fees		325	223
Depreciation	8	202	210
Directors' fees, salaries and benefits	17	2,171	1,522
Exploration expenses	9	8,710	3,115
General and administrative		7,477	4,919
Professional fees		3,833	2,601
Share-based compensation	12,13	3,287	2,392
Share of loss in associate	7	116	-
Share of loss on investment in joint venture		40	59
Impairment of exploration and evaluation assets	9	1,809	-
Recovery on the receipt of mineral property option payments	9	(2,696)	(1,379)
		25,274	13,662
Operating loss		(25,274)	(13,662)

Other items
Dividend income		856	802
Unrealized loss on long-term investments	6	(180)	-
Gain on government loan forgiveness		-	10
Gain (loss) on modification of margin loan	10	(422)	834
Interest income		657	53
Other income		59	4
Accretion of rehabilitation provisions	11	(35)	(19)
Financing costs	10	(1,266)	(1,748)
Net foreign exchange gain (loss)		56	(683)
Net loss for the year before taxes		(25,549)	(14,409)
Current income tax expense	16	-	(11)
Deferred income tax recovery (expense)	16	(4,900)	1,220
Net loss for the year		(30,449)	(13,200)

Attributable to:
Shareholders of the Company		(28,761)	(13,200)
Non-controlling interests		(1,688)	-
Net loss for the year		(30,449)	(13,200)

Other comprehensive loss
Items that will not be subsequently reclassified to net income or loss:
Unrealized loss on short-term investments		(14)	(26)
Unrealized loss on long-term investments	6	(30,843)	(60,940)
Deferred tax recovery on long-term investments	6	4,196	8,227
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		1,345	3,706
Total comprehensive loss for the year		(55,765)	(62,233)

Attributable to:
Shareholders of the Company		(54,069)	(62,233)
Non-controlling interests	13	(1,696)	-
Total comprehensive loss for the year		(55,765)	(62,233)

Net loss per share, basic and diluted		(0.17)	(0.09)

Weighted average number of shares outstanding, basic and diluted		171,903,909	154,045,370

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Changes in Equity For the years ended November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars, except share and per share amounts)

						Accumulated Other	Attributable
							to Shareholders	Non-
		Number of	Issued		Retained	Comprehensive	of the	Controlling
	Notes	Shares	Capital	Reserves	Earnings	Loss	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2021		150,242,110	131,082	10,107	41,184	(6,669)	175,704	-	175,704
Options exercised	12	691,501	1,516	(429)	-	-	1,087	-	1,087
Restricted share rights vested	12	72,564	140	(140)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash		12,653,643	18,452	-	-	-	18,452	-	18,452
Agents' fees and issuance costs		-	(460)	-	-	-	(460)	-	(460)
Issued capital pursuant to acquisition of:
Exploration and evaluation assets		10,000	24	-	-	-	24		24
Share-based compensation	12	-	-	2,392	-	-	2,392	-	2,392
Deferred tax benefits of share issuance costs		-	125	-	-	-	125	-	125
Other comprehensive loss		-	-	-	-	(49,033)	(49,033)	-	(49,033)
Net loss for the year		-	-	-	(13,200)	-	(13,200)	-	(13,200)
Balance at November 30, 2022		163,669,818	150,879	11,930	27,984	(55,702)	135,091	-	135,091
Options exercised	12	2,371,493	2,993	(805)	-	-	2,188	-	2,188
Restricted share rights vested	12	266,596	416	(416)	-	-	-	-	-
US GoldMining
Net proceeds from Initial Public Offering	13	-	-	-	20,514	-	20,514	3,596	24,110
Restricted shares vested, warrants exercised, and open market shares purchases by GoldMining	13	-	-	-	25	-	25	1,181	1,206
At-the-Market offering:
Common shares issued for cash	12	16,950,153	22,769	-	-	-	22,769	-	22,769
Agents' fees and issuance costs	12	-	(569)	-	-	-	(569)	-	(569)
Share-based compensation	12,13	-	-	2,784	414	-	3,198	89	3,287
Deferred tax benefits of share issuance costs		-	96	-	-	-	96	-	96
Other comprehensive loss		-	-	-	-	(25,308)	(25,308)	(8)	(25,316)
Net loss for the year		-	-	-	(28,761)	-	(28,761)	(1,688)	(30,449)
Balance at November 30, 2023		183,258,060	176,584	13,493	20,176	(81,010)	129,243	3,170	132,413

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Cash Flows For the years ended November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

	For the year ended
	November 30,
	2023	2022
	($)	($)
Operating activities
Net loss for the year	(30,449)	(13,200)
Adjustments for items not involving cash:
Depreciation	202	210
Accretion	35	19
Financing costs	1,266	1,748
Share of loss on investment in joint venture	40	59
Share-based compensation	3,287	2,392
Unrealized loss on long-term investments	180	-
Loss (gain) on loan modification	422	(834)
Share of loss in associate	116	-
Gain on government loan forgiveness	-	(10)
Deferred income tax expense (recovery)	4,900	(1,220)
Impairment of exploration and evaluation assets	1,809	-
Recovery on the receipt of mineral property option payments	(2,696)	(1,379)
Net foreign exchange loss	52	474
Net changes in non-cash working capital items:
Inventory	(37)	-
Other receivables	(220)	(334)
Prepaid expenses and deposits	(940)	54
Accounts payable and accrued liabilities	37	729
Incomes taxes payable	7	-
Withholdings taxes payable	89	156
Due to related parties	68	150
Cash used in operating activities	(21,832)	(10,986)

Investing activities
Investment in exploration and evaluation assets	(501)	(110)
Purchase of securities	(1,903)	(6,200)
Construction of camp structures	(1,175)	-
Investment in joint venture	(42)	(78)
Purchase of equipment	(170)	(35)
Reclamation deposit	30	-
Cash used in investing activities	(3,761)	(6,423)

Financing activities
Net proceeds from At-the-Market offering	22,199	17,992
Net proceeds from US GoldMining IPO	24,145	-
Proceeds from US GoldMining warrant exercises	4,523	-
Proceeds from common shares issued upon exercise of options	2,188	1,087
Open market purchases of US GoldMining shares	(3,403)	-
Payment of lease liabilities	(106)	(109)
Payment of government loan	-	(30)
Principal payment of margin loan	(9,595)	(3,696)
Interest paid on margin loan	(884)	(1,131)
Transaction costs on modification of margin loan	(73)	(203)
Cash generated from financing activities	38,994	13,910

Effect of exchange rate changes on cash	(19)	166

Net increase (decrease) in cash and cash equivalents and restricted cash	13,382	(3,333)
Cash and cash equivalents and restricted cash
Beginning of year	8,325	11,658
End of year	21,707	8,325

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009 and continued under the Canada Business Corporations Act (Canada) on December 6, 2016. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), completed its initial public offering (the "Offering") (Note 13.1). U.S. GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares and warrants (the "U.S. GoldMining Shares" and "U.S. GoldMining Warrants") are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively. Upon completion of the Offering, GoldMining owned 9,622,491 U.S. GoldMining Shares and 122,490 U.S. GoldMining Warrants, representing approximately 79.3% of the outstanding shares of U.S. GoldMining.

2.	Basis of Preparation

2.1	Statement of Compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). They were authorized for issue by the Company's Board of Directors on February 27, 2024.

2.2	Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

2.3	Basis of consolidation

The consolidated financial statements include the financial statements of GoldMining Inc. and the entities it controls. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income (loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests ("NCI").

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Subsidiaries

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. At November 30, 2023, the Company's principal operating subsidiaries are as follows:

Subsidiary	Place of Incorporation	Ownership Percentage (%)
1818403 Alberta Ltd.	Alberta, Canada	100
507140 N.W.T. Ltd.	Northwest Territories, Canada	100
Bellhaven Copper and Gold Inc.	British Columbia, Canada	100
Bellhaven Exploraciones Inc. Sucursal Colombia	Colombia	100
Blue Rock Mining S.A.C.	Peru	100
Brasil Desenvolvimentos Minerais Ltda.	Brazil	100
Brazilian Gold Corporation	British Columbia, Canada	100
Brazilian Resources Mineração Ltda.	Brazil	100
BRI Mineração Ltda.	Brazil	100
GoldMining Exploraciones S.A.S.	Colombia	100
GMI Idaho Corp.	United States	100
Mineração Regent Brasil Ltda.	Brazil	100
Sunward Resources Sucursal Colombia	Colombia	100
U.S. GoldMining Inc.	United States	80

Non-controlling interests

Non-controlling interest in any less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling party's contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest's share of changes to the subsidiary's equity.

Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest's relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company's share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

3.	Summary of Significant Accounting Policies

Foreign currencies

The reporting currency of the Company and its subsidiaries is the Canadian dollar ("$" or "dollars"). The functional currency of the Company and its subsidiaries in Canada is the Canadian dollar and the functional currency of its subsidiaries in Brazil is the Brazilian Real ("R$") and its subsidiaries in the United States, Paraguay, Colombia and Peru is the United States dollar ("US$"). Foreign operations are translated into Canadian dollars using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive income (loss).

Investment in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Company's share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

The consolidated statements of comprehensive income (loss) reflects the Company's share of the results of operations of the joint venture. Any change in other comprehensive income (loss) of those investees is presented as part of the Company's other comprehensive income (loss). In addition, when there has been a change recognised directly in the equity of the joint venture, the Company recognises its share of any changes, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Investments in associates

Investments over which the Company exercises significant influence but which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company's proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investment. Adjustments are made to align any inconsistencies between the Company's accounting policies and its associate's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. The equity method requires shares of losses to be recognized only until the carrying amount of an interest in an associate is nil. Any further losses are not recognized unless the entity has a legal or constructive obligation in respect of the liabilities associated with those losses.

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investments in associates. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee's operations. A significant or prolonged decline in the fair value of an equity investment below its cost is also objective evidence of impairment. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

Where the Company loses control of an entity and it is reclassified as an associate the Company will remeasure the value of its retained investment at fair market value. A gain or loss will be recognized for the difference between the net amount of the change in interest and the fair value of a retained interest or any consideration received or paid. As of the date of loss of control the Company will cease to consolidate the results of the entity and report its results as an associate using the equity method of accounting.

Mineral exploration, evaluation and development expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. All other exploration and evaluation expenditures are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of production, depletion of each mineral property will be provided on a units-of-production basis using estimated reserves as the depletion base.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Mineral property option agreements

When the Company acts as the farmee in a farm-in mineral property option agreement, the direct costs related to the acquisition of exploration rights are capitalized to exploration and evaluation assets. All exploration and evaluation expenditures incurred by the Company in fulfilling the terms of the agreement are expensed as incurred, until such time as the option is exercised or lapses.

When the Company acts as the farmor in an agreement, it does not record any expenditures made by the farmee. It does not recognize any gain or loss on its exploration and evaluation farm out mineral property option agreements, and instead records any proceeds received as a credit to the amounts previously capitalized as mineral property acquisition costs. Any amounts received in excess of amounts capitalized are taken as a gain to the consolidated statement of comprehensive income (loss).

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive income (loss).

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Financial instruments

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of income (loss). Investments in equity securities are held for strategic purposes and not held for trading. The Company has made an irrevocable election at initial recognition to classify these investments as FVTOCI, with all subsequent changes in value being recognized in OCI. Cumulative gains and losses in equity securities are not subsequently reclassified to profit or loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss. Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investment, reclamation deposits, and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, and due to related parties. All financial instruments are initially recorded at fair value and classified as follows:

●

Cash and cash equivalents, restricted cash, and reclamation deposits are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, due to joint venture and due to related parties are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method; and

●

Short-term and long-term investments in equity securities are classified as fair value through other comprehensive income ("FVTOCI"). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income or loss. Realized gains or losses on investments in equity securities classified as FVTOCI remain in OCI.

Impairment of financial assets

The Company assesses at the end of each reporting period whether a financial asset is impaired.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and debt instruments measured at FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Changes in allowances for expected credit losses are recognized as impairment gains or losses on the statement of loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date are determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Impairment of non-financial assets

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-general units). As a result, some assets may be tested individually for impairment and some may be tested at a cash-generating unit level.

Impairment reviews for exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with short-term leases are recognized as expenses on a straight-line basis over the lease term. The Company recognizes a lease liability and a right-of-use asset at the lease commencement date. Leases are recognized as a right-of-use asset and a corresponding liability as at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to consolidated statements of loss and other comprehensive income over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company's incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset. Rehabilitation provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased based on the unwind of the discount rate. The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Restricted cash

Restricted cash includes cash that has been pledged for credit facilities which are not available for immediate disbursement.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net income (loss) per share

Basic net income (loss) per share includes no potential dilution and is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period.

Diluted income per share is computed in a manner similar to basic net income (loss) per share except that the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Property and equipment are depreciated over an estimated useful life as follows:

Buildings and Camp Structures	5 to 20 years
Exploration equipment	5 years
Vehicles	5 years
Furniture and fixtures	5 years
Computer equipment	3 years
Computer software	1 year

When an item of property and equipment has different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive loss as incurred.

Share-based payments

Restricted share rights

The Company grants restricted share rights (the "RSRs") to certain directors, officers, employees and consultants to receive shares of the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares.

The fair value of RSRs granted is recognized as an expense over the vesting period with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the RSRs vest.

The vesting of RSRs and issuance of common shares in the Company is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Share options

The Company grants share options to certain directors, officers, employees, and consultants of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based awards.

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. For employees, the fair value is measured at grant date and recognized over the period during which the options vest.

For consultants, the fair value of the award is recorded in profit or loss over the term of the service provided, and the fair value of the unvested amounts are revalued at each reporting period over the service period.

Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make accounting policy judgments, make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at November 30, 2023 the Company has concluded no impairment indicators exist for any of its exploration and evaluation assets, except for its Rio Novo concessions (Surubim Project), which were written down to $nil during the year ended November 30, 2023.

4.	Cash and Cash Equivalents and Restricted Cash

	November 30,	November 30,
	2023	2022
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	7,291	5,425
Term deposits	14,298	2,900
Total	21,589	8,325

Restricted cash in the amount of $118 (2022: $nil) relates to term deposits held by the bank as security for a corporate credit card.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

5.	Prepaids

	November 30, 2023	November 30, 2022
Deferred financing costs	-	127
Prepaid corporate development expenses	700	-
Prepaid insurance	419	105
Other prepaid expenses	260	243
Total	$1,379	$475

6.	Long-term Investments

As at November 30, 2023, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC"), measured at fair value through other comprehensive income ("FVTOCI") and warrants held in NevGold Corp. ("NevGold"), measured at fair value through profit and loss ("FVTPL"). Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Refer to tables below for movement in long-term investments measured at FVTOCI.

Investment in Gold Royalty Corp.

The Company's investment in GRC is recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

During the year ended November 30, 2023, the Company acquired 254,466 GRC common shares for $654 including transaction costs, through open market purchases over the facilities of the NYSE American.

NevGold Corp.

During the year ended November 30, 2023, the Company acquired 10,744,325 common shares and 1,488,100 share purchase warrants of NevGold, which combined with existing shares totalled 16,670,250 shares and represented a 22.1% ownership interest in NevGold upon the latest transaction on July 13, 2023. This included the purchase of 2,976,200 units ("Units") of NevGold in a brokered private placement which closed on December 5, 2022 (consisting of 2,976,200 common shares and 1,488,100 share purchase warrants) and the Company receiving common shares in NevGold granted pursuant to the Option Agreement of 3,658,536 shares on January 1, 2023 and a further 4,109,589 shares on July 13, 2023 (Note 9).

The investment in NevGold was initially recognized at fair value based on quoted market prices and subsequently measured at FVTOCI, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

On December 1, 2022, the Company entered into an agreement to purchase 2,976,200 units ("Units") of NevGold in a brokered private placement, which closed on December 5, 2022, for a total purchase price of $1,250 (Note 9). Each Unit, priced at $0.42 per Unit, consisted of one common share of NevGold (each, a "NevGold Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "NevGold Warrant") of NevGold. Each NevGold Warrant entitles the holder to purchase one Common Share at an exercise price of $0.60 until December 5, 2024.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

At initial recognition, the purchase price of $1,250 was allocated to the value of the NevGold Common Shares and NevGold Warrants. The fair value of the NevGold Common Shares was determined to be $1,042 based on quoted market prices. The initial fair value of the NevGold Warrants of $208 was determined on a residual basis. The NevGold Warrants are subsequently measured at FVTPL.

The fair value of the NevGold Warrants is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30, 2023	November 30, 2022
Risk-free interest rate	4.20%	-
Expected life (years)	1.02	-
Expected volatility	58.28%	-
Estimated dividend yield	0.00%	-

On January 1, 2023, pursuant to the Option Agreement signed with NevGold on the Almaden Project (Note 9), the Company received 3,658,536 common shares of NevGold with a fair value of $1,134.

On July 13, 2023, pursuant to the Option Agreement signed with NevGold on the Almaden Project (Note 9), the Company received 4,109,589 common shares of NevGold with a fair value of $1,562, increasing its ownership in NevGold from 17.6% to 22.0%. As a result of the increase in ownership in NevGold above 20%, the Company concluded that it exercises significant influence over NevGold. The Company's $6,335 investment measured at FVTOCI through to July 13, 2023, was derecognized and reclassified to investment in associate (Note 7). After July 13, 2023, the Company's investment in NevGold is being recorded using the equity method.

The following tables outline the movement of the Company's long-term investments in GRC and NevGold during the year ended November 30, 2023, and the year ended November 30, 2022:

			As at November 30,					As at November 30,
			2022					2023
	Number of warrants	Number of shares(1)	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Derecognition of investment measured at FVTOCI ($)	Fair Value ($)
Investment in GRC	-	21,433,125	75,557	654	(31,159)	-	-	45,052
Investment in NevGold - shares(2)	-	16,670,250	2,282	3,737	316	-	(6,335)	-
Investment in NevGold - warrants	1,488,100	-	-	208	-	(180)	-	28
			77,839	4,599	(30,843)	(180)	(6,335)	45,080

			As at November 30,					As at November 30,
			2021					2022
	Number of warrants	Number of shares(3)	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Derecognition of investment measured at FVTOCI ($)	Fair Value ($)
Investment in GRC	-	21,178,659	130,090	5,200	(59,733)	-	-	75,557
Investment in NevGold - shares	-	5,925,925	-	3,489	(1,207)	-	-	2,282
			130,090	8,689	(60,940)	-	-	77,839

(1)	As of November 30, 2023.
(2)

As of November 30, 2023 the Company owns 16,670,250 shares of NevGold. As noted above, the long-term investment in NevGold, which was previously measured at FVTOCI, was derecognized and reclassified to investment in associate (Note 7).

(3)	As of November 30, 2022.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

7.	Investment in Associate

The Company's investment in NevGold has been accounted for using the equity method effective July 13, 2023 (Note 6).

The changes in investment in NevGold from July 13, 2023 to November 30, 2023 are as follows:

Balance at November 30, 2022	$-
Investment in NevGold - July 13, 2023	6,335
Share of loss in NevGold	(147)
Share of OCI in NevGold	78
Gain on dilution of ownership interest in NevGold	31
Balance at November 30, 2023	$6,297

As of November 30, 2023, the fair value of the Company's investment in NevGold was approximately $5.3 million.

The equity accounting for NevGold is based on its published results to September 30, 2023, and an estimate of results for the period of October 1, 2023 to November 30, 2023. The following is a summary of the Condensed Consolidated Interim Statement of Financial Position of NevGold at September 30, 2023 on a 100% basis: current assets - $457, noncurrent assets - $21,120, total assets - $21,577, current liabilities - $510, non-current liabilities - $205 and net assets - $20,862. The following is a summary of the Condensed Consolidated Interim Statement of loss and comprehensive loss of NevGold for the nine months ended September 30, 2023 on a 100% basis: operating loss- $1,369, accretion- $15, business development - $689, consulting fees and salaries- $310, depreciation- $47, occupancy, administrative, and general expenses - $181, transfer agent and listing fees- $37, professional fees- $46, share-based compensation - $44, interest income - $20, non-controlling interest- $16, net loss - $1,333, and other comprehensive income - $453. The Company's equity share of NevGold's estimated net loss for the year ended November 30, 2023 was $147 (2022 - $nil).

8.	Land, Property and Equipment

				Right-of- Use Assets (Office and)

		Buildings and	Office Equipment		Exploration Equipment
	Land	Camp Structures		warehouse space)		Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2021	1,010	1,193	141	348	227	347	3,266
Additions	-	-	35	216	-	-	251
Change in reclamation estimate	-	(88)	-	-	-	-	(88)
Disposition	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	50	58	10	(4)	13	18	145
Balance at November 30, 2022	1,060	1,163	186	516	240	365	3,530
Additions	-	1,174	16	830	72	82	2,174
Disposition	-	-	-	(800)	-	-	(800)
Change in reclamation estimate	-	6	-	-	-	-	6
Impact of foreign currency translation	12	13	10	2	4	5	46
Balance at November 30, 2023	1,072	2,356	212	548	316	452	4,956

Accumulated Depreciation
Balance at November 30, 2021	-	575	118	210	226	347	1,476
Depreciation	-	68	44	97	1	-	210
Disposition	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	-	31	8	(8)	13	18	62
Balance at November 30, 2022	-	674	170	255	240	365	1,704
Depreciation	-	78	25	94	2	3	202
Disposition	-	-	-	(205)	-	-	(205)
Impact of foreign currency translation	-	8	4	1	4	5	22
Balance at November 30, 2023	-	760	199	145	246	373	1,723

Net Book Value
At November 30, 2022	1,060	489	16	261	-	-	1,826
At November 30, 2023	1,072	1,596	13	403	70	79	3,233

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

9.	Exploration and Evaluation Assets

	For the year ended
	November 30,
	2023	2022
	($)	($)
Balance at the beginning of year	56,788	54,475
Mineral rights and property acquired	-	134
Mineral property option payment	501	-
Mineral property option grant	-	(1,152)
Impairment of exploration and evaluation assets	(1,809)	-
	55,480	53,457
Change in reclamation estimate	53	(57)
Foreign currency translation adjustments	1,282	3,388
Balance at the end of year	56,815	56,788

Exploration and evaluation assets on a project basis are as follows:

	November 30,	November 30,
	2023	2022
	($)	($)
La Mina	14,926	14,326
Titiribi	12,161	12,027
Crucero	7,135	7,056
Yellowknife	7,061	7,090
Cachoeira	6,489	6,086
São Jorge	5,467	5,128
Yarumalito	1,685	1,668
Whistler	1,076	984
Surubim	354	1,989
Batistão	246	230
Montes Áureos and Trinta	187	176
Rea	28	28
Total	56,815	56,788

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project to a subsidiary of NevGold (NevGold have elected to rename the property Nutmeg Mountain). Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary for 4,444,444 common shares of NevGold ("NevGold Shares”) with a fair value of $2,489, based on the closing NevGold Share price of $0.56 as traded on the Option Agreement Closing Date. As the carrying value of the Almaden Project was $1,110 on the Option Agreement Closing Date, the Company recorded a recovery on receipt of mineral property option payment of $1,379 during the year ended November 30, 2022.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

To exercise the option, NevGold must, among other things:

●

make additional payments totaling $6,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following dates:

o	January 1, 2023: $1,500 (completed)
o	July 1, 2023: $1,500 (completed)
o	January 1, 2024: $3,000 (completed)

The above completed payments were all settled through the issuance of NevGold shares to the Company.

●	complete qualifying expenditures on the Project totaling $2,250, comprised of $1,500 on or before June 1, 2023 (completed), and a further $750 on or before December 31, 2023 (completed).

●	Additionally, NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold based on the following:
o	$500 on completion of a positive Preliminary Economic Assessment
o	$2,500 on completion of a positive Preliminary Feasibility Study
o	$4,500 on completion of a positive Feasibility Study

Pursuant to the Option Agreement, in the year ended November 30, 2022, the Company also completed an initial strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of $0.675 per share, which was based upon the volume weighted average price ("VWAP") of the NevGold Shares for the 30-trading day period prior to the date the Option Agreement was entered into, for a total subscription of $1,000.

GoldMining agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1,250 and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. The Company completed the purchase of shares and warrants in NevGold with a value of $1,250 on December 5, 2022 (Note 6).

On January 1, 2023 and July 13, 2023, pursuant to the Option Agreement, the Company received 3,658,536 and 4,109,589, respectively, of common shares of NevGold with fair values of $1,134 and $1,562, respectively (Note 6).

As the carrying value of the Almaden Project was $nil on the date of the receipt of the option payments during 2023, the Company recorded a recovery on receipt of mineral property option payments of $2,696 during the year ended November 30, 2023.

Subsequent to year end, the terms of the Option Agreement were completed by NevGold (Note 20).

Surubim

The Company's Surubim Project consists of the Surubim and Rio Novo concessions located in Pará State, Brazil. During the year ended November 30, 2023, the Company continued efforts to negotiate an extension for its Rio Novo concessions under the Jarbas Agreement, but after failing to settle, provided the property vendor with a notice of termination, which is subject to acceptance by the vendor. As a result, the Company impaired exploration and evaluation assets associated with the Rio Novo concessions in the amount of $1,809.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2023	2022	November 30, 2023
	($)	($)	($)
Whistler	6,828	704	10,418
La Mina	529	1,462	3,216
São Jorge	439	272	1,857
Yarumalito	261	52	427
Titiribi	247	267	2,349
Crucero	195	123	630
Yellowknife	91	124	1,359
Rea	70	29	367
Cachoeira	48	27	6,816
Almaden	2	53	314
Surubim	-	-	210
Other Exploration Expenses	-	2	3,419
Total	8,710	3,115	31,382

10.	Margin Loan Payable

On October 28, 2021, as amended on July 27, 2022, October 27, 2022, May 25, 2023 and June 21, 2023, the Company established a margin loan facility (the "Facility") for $13.4 million (US$10 million). The Facility: (i) was subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) originally matured on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms; (iii) was secured by 20,700,000 shares of GRC owned by the Company; and (iv) was subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. The Company paid a one-time facility fee equal to 1.50% of the Facility. The Facility provided for a minimum outstanding advance of $9.4 million (US$7 million) and certain customary early repayment fees in the event that any portion of such minimum amount is repaid prior to maturity.

In February 2023, the Company and the lender modified the Facility, pursuant to which, among other things, the Company repaid $2.7 million (US$2.0 million) without incurring early prepayment fees and the Facility's margin and pricing requirements were amended in light of existing market conditions.

In May 2023, the Company and the lender modified the Facility, pursuant to which, among other things, the Company repaid $2.7 million (US$2.0 million) without incurring early prepayment fees and the Facility's margin and pricing requirements were further amended in light of existing market conditions.

In June 2023, the Facility was further amended and the Company repaid $1.5 million (US$1.2 million) without incurring early repayment fees. A further $1.5 million (US$1.2 million) repayment was made on July 28, 2023 and the Facility maturity date was revised to August 30, 2023. In addition, a one-time Facility amendment fee of $68 (US$50,000) was paid on August 29, 2023.

As of November 30, 2023, the Facility has been fully repaid, the outstanding principal is $nil (2022 - US$7.1 million, $9.5 million) and there are no remaining obligations. Additionally, the 20,700,000 GRC shares that were held as security for the Facility were released.

During the year ended November 30, 2023, the Company recorded a loss on modification of margin loan of $422, as a result of executing amendments to the Facility.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines the movement of the margin loan during the year ended November 30, 2023, and the year ended November 30, 2022:

	US$	$
Balance at November 30, 2021	9,767	12,482
Less: transaction costs and fees	(150)	(203)
Principal repayment	(2,882)	(3,696)
Interest expense	1,336	1,732
Interest paid	(877)	(1,131)
Gain on modification of margin loan	(615)	(834)
Unrealized foreign exchange loss	-	474
Balance at November 30, 2022	6,579	8,824
Less: transaction costs and fees	(54)	(73)
Principal repayment	(7,118)	(9,595)
Interest expense	931	1,254
Interest paid	(652)	(884)
Loss on modification of margin loan	314	422
Foreign exchange loss	-	52
Balance at November 30, 2023	-	-

11.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to State of Alaska laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	November 30,	November 30,
	2023	2022
Undiscounted amount of estimated cash flows (US$)	386	235
Life expectancy (years)	10	3
Inflation rate	2.00%	3.48%
Discount rate	4.37%	4.13%

During the year ended November 30, 2023, the rehabilitation provision for the Whistler Project was revised higher due to changes in the estimated timing of reclamation activities and updated assumptions regarding reclamation costs. The rehabilitation provision was updated for camp structures due to additional facilities constructed during the year and for the exploration and evaluation assets due to surface disturbance resulting from past exploration programs.

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $490 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2025 and is valued under the following assumptions:

	November 30,	November 30,
	2023	2022
Undiscounted amount of estimated cash flows (CAD$)	490	490
Life expectancy (years)	2	3
Inflation rate	2.37%	3.00%
Discount rate	4.20%	3.64%

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Reclamation deposits totalling $494 ( November 30, 2022 - $524) in cash have been posted with the Mackenzie Valley Land and Water Board and are held by Crown-Indigenous Relations and Northern Affairs Canada and the Government of the Northwest Territories for land use permits and a water license on the Yellowknife Project. During the year ended November 30, 2023, a $30 reclamation deposit for a portion of the Yellowknife Project was returned.

The following table summarizes the movements in the rehabilitation provisions:

	November 30,	November 30,
	2023	2022
	($)	($)
Balance at the beginning of year	791	900
Accretion	35	19
Change in estimate	59	(145)
Foreign currency translation adjustments	3	17
Total	888	791

12.	Share Capital

12.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program"). The 2021 Distribution Agreement allowed the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. The 2021 Distribution Agreement was terminated on December 30, 2022.

On December 30, 2022, the Company entered into a new ATM Program which replaced the previous ATM program which was set to expire on January 1, 2023 in accordance with its terms. Pursuant to the new ATM Program, the Company could distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the new ATM Program were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated December 30, 2022 (the "2022 Distribution Agreement"). Unless earlier terminated by the Company or the agents as permitted therein, the new ATM Program was to terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) November 27, 2023.

On November 24, 2023, the Company entered into a new ATM Program which replaces the previous ATM program which was set to expire on November 27, 2023 in accordance with its terms. Pursuant to the new ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the new ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated November 24, 2023 (the "2023 Distribution Agreement"). Unless earlier terminated by the Company or the agents as permitted therein, the new ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 31, 2024.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

During the year ended November 30, 2023, the Company issued 16,950,153 (2022: 12,653,643) common shares under the ATM Program for gross proceeds of $22,769 (2022: $18,452), with aggregate commissions paid to agents of $570 (2022: $460).

12.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2021	37	6,529	3,541	10,107
Options exercised	-	(429)	-	(429)
Restricted share rights vested	(140)	-	-	(140)
Share-based compensation	138	2,254	-	2,392
Balance at November 30, 2022	35	8,354	3,541	11,930
Options exercised	-	(805)	-	(805)
Restricted share rights vested	(416)	-	-	(416)
Share-based compensation	381	2,403	-	2,784
Balance at November 30, 2023	-	9,952	3,541	13,493

12.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  Pursuant to the terms of the Option Plan, the Board may designate directors, officers, employees and consultants of the Company, or any of its subsidiaries and employees of a person or company which provides services to the Company, or any of its subsidiaries as eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance of Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2021	12,444,150	1.63
Granted	4,694,445	1.61
Exercised(1)	(705,520)	1.58
Cancelled/Forfeited	(175,000)	2.01
Expired	(2,255,000)	1.70
Balance at November 30, 2022	14,003,075	1.61
Granted	3,700,000	1.10
Exercised(2)	(2,377,000)	0.92
Cancelled/Forfeited	(17,500)	1.83
Expired	(363,380)	1.45
Balance at November 30, 2023	14,945,195	1.60

(1)

During the year ended November 30, 2022, the Company issued 691,501 common shares at weighted average trading prices of $2.25. The common shares were issued pursuant to the exercise of 705,520 share options, of which 5,981 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

(2)

During the year ended November 30, 2023, the Company issued 2,371,493 common shares at weighted average trading prices of $1.22. The common shares were issued pursuant to the exercise of 2,377,000 share options, of which 1,993 common shares were issued pursuant to the exercise of 7,500 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30, 2023	November 30, 2022
Risk-free interest rate	4.18%	3.54%
Expected life (years)	2.87	2.87
Expected volatility	52.75%	61.25%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	3.00%	2.87%

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable as of November 30, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78 - $1.08	2,134,500	1.05	0.70	2,134,500	1.05	0.70
$1.09 - $1.59	3,955,000	1.12	4.81	1,178,750	1.16	4.57
$1.60 - $1.82	4,083,000	1.60	3.98	3,046,625	1.60	3.98
$1.83 - $2.00	2,657,695	1.83	2.95	2,657,695	1.83	2.95
$2.01 - $3.38	2,115,000	2.77	2.01	2,115,000	2.77	2.01
	14,945,195	1.60	3.27	11,132,570	1.73	2.80

The fair value of the Options recognized as share-based compensation expense during the year ended November 30, 2023, was $2,403 (2022: $2,254), using the Black-Scholes option pricing model.

12.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2021	62,500	2.04
Granted	239,490	1.60
Vested	(72,564)	1.94
Balance at November 30, 2022	229,426	1.61
Granted	403,700	1.23
Vested	(266,596)	1.56
Balance at November 30, 2023	366,530	1.23

The fair value of the RSRs recognized as share-based compensation expense during the year ended November 30, 2023 was $381 (2022: $131).

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

13.	Non-Controlling Interests

13.1	U.S. GoldMining Initial Public Offering and other equity transactions

U.S. GoldMining Initial Public Offering

On April 19, 2023, U.S. GoldMining entered into an underwriting agreement for an offering of 2,000,000 units of U.S. GoldMining (the "Units") at a price of US$10.00 per Unit. Each Unit consists of one common share and one common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of US$13.00 per share until April 24, 2026.

On April 24, 2023 (the "Closing Date"), U.S. GoldMining issued 2,000,000 Units at a price of US$10.00 per Unit for gross proceeds of $27.1 million (US$20.0 million), which included GoldMining's purchase of 122,490 Units in the Offering for total consideration of $1.7 million (US$1.2 million). In connection with the Offering, U.S. GoldMining incurred securities issuance costs of $1.3 million (US$1.0 million), of which $0.9 million (US$0.7 million) represented cash fees paid to the Underwriters. The Offering proceeds are designated for U.S. GoldMining's operational activities and are not available for use by GoldMining Inc. or other subsidiaries of GoldMining.

As at November 30, 2023, GoldMining held 9,878,261 U.S. GoldMining Shares, or approximately 79.7% of U.S. GoldMining's outstanding common shares and 122,490 U.S. GoldMining Warrants and has common management and a common director of GoldMining. The Company concluded that subsequent to U.S. GoldMining's Offering, it has control over U.S. GoldMining and as a result, continues to consolidate the entity. U.S. GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive loss, with net loss and comprehensive loss attributable to U.S. GoldMining separately disclosed as being attributable to Non-Controlling Interests ("NCI"). The NCI in U.S. GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity. For the year ended November 30, 2023, the NCI in these consolidated financial statements solely relate to U.S. GoldMining.

As a result of the transaction, the Company recorded a dilution gain of $20,514 and the NCI in U.S. GoldMining increased from $nil to $3,596.

Other U.S. GoldMining Equity Transactions

During the period from the U.S. GoldMining Offering to November 30, 2023, the Company recorded a dilution gain of $25 and an increase to NCI of $1,181 as a result of the following transactions:

●	GoldMining acquired 255,770 shares of U.S. GoldMining for $3,403 including transaction costs, through open market purchases over the facilities of Nasdaq.
●	U.S. GoldMining issued 258,708 shares for gross proceeds of $4,523 as a result of Warrant exercises during the period.
●	285,750 of U.S. GoldMining's performance based restricted shares vested (Note 13.3).
●

U.S. GoldMining issued 5,000 shares of common stock with a fair value of $86 to a consultant in consideration for services under a consulting agreement, with amounts recorded to share-based compensation.

The NCI in U.S. GoldMining increased from nil to $3,170 in the Company's statement of financial position as at November 30, 2023.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

The following table shows the assets and liabilities of U.S. GoldMining:

November 30,
2023
($)
Assets
Cash and cash equivalents	15,461
Restricted cash	118
Prepaid expenses and deposits	510
Other receivables	156
Other assets	37
Land, property and equipment	1,504
Exploration and evaluation assets	82
17,868

Liabilities
Accounts payable and accrued liabilities	420
Income taxes payable	7
Withholdings taxes payable	245
Rehabilitation provisions	416
Lease liability	184
1,272

Refer to segmented information Note 18 for the breakdown of U.S. GoldMining's net loss.

The following table summarizes U.S. GoldMining's cash flow activities during the year ended November 30, 2023:

For the year ended
November 30,
2023
($)
Cash used in operating activities	(12,657)
Cash used in investing activities	(1,328)
Cash generated from financing activities	29,491

Net increase in cash and cash equivalents and restricted cash	15,506
Cash and cash equivalents and restricted cash
Beginning of year	73
End of year	15,579

13.2	U.S. GoldMining Stock Options

On February 6, 2023, U.S. GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The purpose of the 2023 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of U.S. GoldMining or its subsidiaries to remain in the service of U.S. GoldMining or its subsidiaries. The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards. The aggregate number of common shares issuable under the 2023 Incentive Plan in respect of awards shall not exceed 10% of the common shares issued and outstanding.

On May 4, 2023, U.S. GoldMining granted 82,500 stock options at an exercise price of US$10.00 per share. The share options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.47%, expected life of 3 years, expected dividend yield of 0%, estimated forfeiture rate of 0% and expected volatility of 61.34%. As there is limited trading history of U.S. GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector U.S. GoldMining operates over a period similar to the expected life of the share options.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

During the year ended November 30, 2023, U.S. GoldMining recognized share-based compensation expense of $344 for share options granted by U.S. GoldMining. As at November 30, 2023, the number of U.S. GoldMining share options outstanding was 82,500 at a weighted average exercise price of US$10.00 per share and a weighted average remaining contractual life of 4.43 years.

13.3	U.S. GoldMining Restricted Shares

On September 23, 2022, U.S. GoldMining adopted an equity incentive plan (the "Legacy Incentive Plan"). The Legacy Incentive Plan provides for the grant of restricted stock awards. The purpose of the Legacy Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of U.S. GoldMining or its subsidiaries to remain in the service of U.S. GoldMining or its subsidiaries. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards is 1,000,000 shares of common stock in U.S. GoldMining.

On September 23, 2022, U.S. GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock under the Legacy Incentive Plan to certain of U.S. GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to U.S. GoldMining without the requirement of any further consideration. The performance conditions are as follows:

(a)

with respect to 15% of the performance based restricted shares of common stock, if U.S. GoldMining has not completed equity financing(s) in an aggregate amount of at least US$15,000,000 prior to or concurrently with the earlier of: (i) the date that is two years after the date of grant of such award; and (ii) the occurrence of a liquidation event, as such term is defined in the Legacy Incentive Plan, or any merger with or sale of U.S. GoldMining's outstanding shares or all or substantially all of U.S. GoldMining's assets to a third-party, referred to as an "Exit Transaction", provided that, for greater certainty, the following shall not be considered an Exit Transaction: (A) any amalgamation, merger or consolidation of U.S. GoldMining's business with or into a related entity; (B) a transaction undertaken solely for the purpose of changing U.S. GoldMining's place of domicile or jurisdiction of incorporation; (C) an equity financing; and (D) completion of an initial public offering, spin-off from GoldMining or other going public transaction, referred to as an "IPO Event" (performance condition met);

(b)

with respect to 15% of the performance based restricted shares of common stock, an IPO Event has not occurred that values U.S. GoldMining's business at a minimum of US$100,000,000 prior to the date that is two years after the date of grant of such award (performance condition met);

(c)

with respect to 15% of the performance based restricted shares of common stock, if the recipient of such award ceases to be U.S. GoldMining's or U.S. GoldMining's affiliates' director, officer, employee or consultant, as applicable, at any time during the period from the date of grant of such award until the date that is two years after the date of grant;

(d)

with respect to 15% of the performance based restricted shares of common stock, if U.S. GoldMining has not re-established camp at the Whistler Project and performed a minimum of 10,000 meters of drilling prior to the date that is three years after the date of grant of such award;

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

(e)

with respect to 15% of the performance based restricted shares of common stock, if U.S. GoldMining has not achieved a share price of US$15.00 prior to the date that is four years after the date of grant of such award (performance condition met);

(f)

with respect to 15% of the performance based restricted shares of common stock, if U.S. GoldMining has not achieved a US$250,000,000 market capitalization, based on the number of shares of U.S. GoldMining's outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which U.S. GoldMining's common stock is listed prior to the date that is five years after the date of grant of such award; or

(g)

with respect to 10% of the performance based restricted common stock, if U.S. GoldMining has not achieved a share price of US$25.00 prior to the date that is six years after the date of grant of such award.

Upon satisfaction of the conditions referenced in both (f) and (g) above (regardless of whether they occur simultaneously or consecutively), all of the unvested Restricted Shares will be 100% vested and will be deemed Released Stock.

In the event that U.S. GoldMining files the disclosure specified in Subpart 1300 of the U.S. Securities and Exchange Commission ("SEC") Regulation S-K Report with the SEC or the disclosure specified in Canadian National Instrument 43-101, Standards for Disclosure for Mineral Products, to the relevant Canadian securities regulator (the "Securities Filing") that includes, in either disclosure, an aggregate estimate of mineral resources for the Whistler Project or any other project owned or operated by U.S. GoldMining of 3,000,000 additional gold or gold equivalent ounces from the amount reported on the disclosure specified in U.S. GoldMining's Subpart 1300 of the SEC Regulation S-K Report dated September 22, 2022, 190,500 shares of the Restricted Shares will be deemed Released Shares as of the date of such Securities Filing (or if such amount exceeds the number of shares of Restricted Shares that have not yet become Released Shares at the time, such lesser number of shares of Restricted Shares) reducing, on a proportional basis, the number of unvested shares of Restricted Shares subject to each vesting condition.

During the year ended November 30, 2023, U.S. GoldMining recognized share-based compensation expense of $74 (2022: $nil), related to U.S. GoldMining's Restricted Shares.

13.4	U.S. GoldMining Warrants

The number of U.S. GoldMining common share purchase warrants outstanding as at November 30, 2023 was 1,741,292 at an exercise price of US$13.00 per share and with a weighted average remaining contractual life of 2.40 years.

	Number of Warrants	Weighted Average Exercise Price
		(US$)
Balance at November 30, 2022	-	-
Common share purchase warrants issued at the IPO	2,000,000	13.00
Exercised	(258,708)	13.00
Balance at November 30, 2023	1,741,292	13.00

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

14.	Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements, continue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets, including long-term investments.

At November 30, 2023, the Company's capital structure consists of the equity of the Company (Note 12). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

15.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, other receivables, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments. The fair value of warrants to purchase shares in NevGold were initially determined on a residual basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as level 2. Inputs used in the Black-Scholes model for the valuation of the warrants include risk-free interest rate, volatility, and dividend yield.

15.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

15.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2023	2022
	($)	($)
Assets
United States Dollar	60,652	80,053
Brazilian Real	30	44
Colombian Peso	546	392
Total	61,228	80,489

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $633.

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at November 30, 2023 would have an impact, net of tax, of approximately $3,897 on other comprehensive loss for the year ended November 30, 2023. The impact of a Canadian dollar change against the United States dollar on the Company's other financial instruments based on balances at November 30, 2023 would have an impact of $1,554 on net loss for the year ended November 30, 2023.

15.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash, term deposits and lease liabilities, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents, restricted cash and lease liabilities are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

15.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors its financial institutions.

15.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at November 30, 2023, the Company has working capital (current assets less current liabilities) of $21,383.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents and restricted cash of $15,579 and other assets of $2,289 are not available for use by GoldMining or other subsidiaries of GoldMining (Note 13.1).

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company owns 9.88 million shares and 0.12 million warrants of NASDAQ listed U.S. GoldMining (closing share and warrant trading prices as of November 30, 2023 of US$7.65 and US$2.70, respectively, with a fair value of $102.9 million (US$75.9 million)), 21.43 million shares of NYSE listed Gold Royalty Corp. (closing share price as of November 30, 2023 of US$1.55 reflects a fair value of $45.1 million (US$33.2 million)), 16.67 million shares of NevGold (fair value of $5.3 million) and received dividends of $856 from GRC during the year ended November 30, 2023. GoldMining believes that its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC and NevGold shares and access to its ATM Program will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

15.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at November 30, 2023, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $3,897 on other comprehensive loss for the year ended November 30, 2023.

16.	Income Tax

16.1	Income taxes

	For the year ended
	November 30, 2023 ($)	November 30, 2022 ($)
Current income tax expense	-	11
Deferred income tax expense (recovery)	4,900	(1,220)
Income tax expense (recovery) for the year	4,900	(1,209)

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of comprehensive loss for the years ended November 30, 2023 and 2022 is as follows:

	For the year ended
	November 30, 2023 ($)	November 30, 2022 ($)
Net loss for the year before taxes	(25,549)	(14,409)
Canadian statutory income tax rate	27.00%	27.00%
Expected tax recovery	(6,898)	(3,890)
Non-deductible permanent differences	2,392	2,407
Change in unrecognized deferred income tax assets	8,982	351
Other	424	(77)
Tax expense (recovery) for the year	4,900	(1,209)

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

16.2	Deferred Income Tax Assets and Liabilities

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	As at November 30, 2023 ($)	As at November 30, 2022 ($)
Non-capital loss carry-forward	8,520	1,322
Mineral properties	878	887
Property and equipment	794	-
Unrecognized deferred tax assets	10,192	2,209

	As at November 30, 2023 ($)	As at November 30, 2022 ($)
Deferred tax assets (liabilities)
Long-term investments	(5,277)	(9,483)
Non-capital losses carry-forward	5,277	9,034
Others	(904)	153
Net deferred tax liability	(904)	(296)

Deferred tax assets that can not be offset against deferred tax liabilities have not been recognized in the consolidated financial statements, as management does not consider it more likely than not that those assets will be realized in the near future.

The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. As at November 30, 2023, the Company has non-capital losses of $38,837 in Canada which will expire between 2029 and 2043. The Company has non-capital losses of $12,201 in the United States of which $1,716 will expire between 2035 and 2043 and $10,485 may be carried forward indefinitely.

17.	Related Party Transactions

17.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the year ended November 30, 2023, the Company incurred $325 (year ended November 30, 2022: $131) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen. As at November 30, 2023, prepaid expenses includes $230 ( November 30, 2022: $nil) in service fees paid to Blender Media.

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

17.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the year ended November 30, 2023:

	For the year ended
	November 30,
	2023	2022
	($)	($)
Management fees	280	265
Director and officer fees	564	562
Share-based compensation	1,719	1,219
Total	2,563	2,046

As at November 30, 2023, $239 was payable to key management personnel for services provided to the Company ( November 30, 2022: $170). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

18.	Segmented Information

During the year ended November 30, 2023, the Company began conducting its business in the acquisition, exploration and development of mineral properties as two operating segments, with U.S. GoldMining being one distinct operating segment, and all other subsidiaries, or "Others" being the second operating segment. As the Company conducted its business as a single operating segment during the year ended November 30, 2022, the comparatives have changed to reflect the Company's two operating segments in the current fiscal year. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets
	As at November 30,	As at November 30,
	2023	2022
	($)	($)
Canada	59,488	85,814
Colombia	30,139	29,411
Brazil	13,977	14,762
Peru	7,135	7,056
United States	2,412	1,088
Total	113,151	138,131

	Total operating loss
	For the year ended
	November 30, 2023	November 30, 2022
	($)	($)
Canada	10,868	9,668
United States	9,882	858
Brazil	2,932	848
Colombia	1,355	2,139
Peru	237	149
Total	25,274	13,662

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

The Company's total assets, total liabilities, operating loss and net loss for its two operating segments U.S GoldMining and Others are detailed below:

	Total assets		Total liabilities
	As at November 30,	As at November 30,	As at November 30,	As at November 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
U.S. GoldMining(1)	18,862	1,325	1,272	1,127
Others(2)	118,016	146,004	3,193	11,111
Total	136,878	147,329	4,465	12,238

	For the year ended November 30, 2023			For the year ended November 30, 2022
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Expenses
Consulting fees	18	307	325	-	223	223
Depreciation	55	147	202	38	172	210
Directors' fees, salaries and benefits	344	1,827	2,171	91	1,431	1,522
Exploration expenses	6,828	1,882	8,710	703	2,412	3,115
General and administrative	3,059	4,418	7,477	90	4,829	4,919
Professional fees	2,249	1,584	3,833	1,144	1,457	2,601
Share-based compensation	497	2,790	3,287	7	2,385	2,392
Share of loss on investment in joint venture	-	40	40	-	59	59
Share of loss on investment in associate	-	116	116	-	-	-
Impairment of exploration and evaluation assets	-	1,809	1,809	-	-	-
Recovery on the receipt of mineral property option payments	-	(2,696)	(2,696)	-	(1,379)	(1,379)
	13,050	12,224	25,274	2,073	11,589	13,662
Operating loss	(13,050)	(12,224)	(25,274)	(2,073)	(11,589)	(13,662)

Other items
Dividend income	-	856	856	-	802	802
Unrealized loss on long-term investments	-	(180)	(180)	-	-	-
Gain on government loan forgiveness	-	-	-	-	10	10
Gain (loss) on modification of margin loan	-	(422)	(422)	-	834	834
Interest income	577	80	657	-	53	53
Other income	-	59	59	-	4	4
Accretion of rehabilitation provisions	(14)	(21)	(35)	(8)	(11)	(19)
Financing costs	-	(1,266)	(1,266)	-	(1,748)	(1,748)
Net foreign exchange gain (loss)	(1)	57	56	-	(683)	(683)
Net loss for the year before taxes	(12,488)	(13,061)	(25,549)	(2,081)	(12,328)	(14,409)
Current income tax expense	(7)	7	-	-	(11)	(11)
Deferred income tax recovery (expense)	-	(4,900)	(4,900)	-	1,220	1,220
Net loss for the year	(12,495)	(17,954)	(30,449)	(2,081)	(11,119)	(13,200)

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries but not including U.S. GoldMining Inc. and US GoldMining Canada.

19.	Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 ($832) was due in December 2022.

In December 2023, the parties signed an amendment to the existing mineral rights acquisition agreement (the "Amended Agreement"). Under the new terms, GT will maintain the option to acquire 100% of the Boa Vista Project mineral rights by paying R$220,000 ($61) in December 2023 (completed). The due date to pay the remaining balance of R$3,000,000 ($827) (the "Final Payment") is now June 30, 2024. GT can extend the option to make the Final Payment for an additional year on an annual basis by paying a fixed rate of 7% of the remaining balance on or before June 30 of each year. A bonus payment of US$1,500,000 has been included in the Amended Agreement if GT defines NI 43-101 compliant proven and probable gold reserves in excess of three million gold ounces. The bonus payment will be due within 30 days of the commencement of mine production, which is defined as three consecutive months of extracting and selling 50,000 ounces of gold per month. If GT fails to make such payments, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Altoro Agreement– Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Gold-Copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into one single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020 and September 27, 2022, the Company can acquire surface rights over a portion of the La Garrucha concession by making the following remaining committed payments:

●	US$162,500 in December 2023 (completed).
●	US$162,500 in May 2024.

Whistler Project

In June 2023, U.S. GoldMining entered into an agreement with a technical consultant for the management of an exploration program for the Whistler Project. The agreement included an approved work order totaling $7.1 million (US$5.3 million), for the period of June 1, 2023 to February 29, 2024, which may be paused, postponed or terminated by either party with 30 days written notice. As at November 30, 2023, U.S. GoldMining has paid the technical consultant $6.8 million (US$5.1 million) towards the approved work order.

In addition to the aforementioned agreements, as of November 30, 2023, the Company is currently renting or leasing various offices and storage spaces located in Canada, Brazil, Colombia and Peru.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2023 and 2022 (Expressed in thousands of Canadian dollars unless otherwise stated)

Future rental payments for these commitments are as follows:

	Amount ($)
Due within 1 year	207
1 – 3 years	165
3 – 5 years	151
More than 5 years	-
Total	523	(1)

(1)	Includes $17 related to low value assets, $107 related to short-term leases and $399 related to non-lease components of operating leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets or non-lease components of operating leases, are disclosed as lease liabilities.

20.	Subsequent Events

On January 18, 2024, pursuant to the Option Agreement signed with NevGold (Note 9) the Company received 10,000,000 common shares of NevGold, which equates to $3,000 issued at $0.30 per share representing the 30-day VWAP share price in accordance with the terms of the agreement. As a result, the Company has completed the sale of the Almaden Project to a subsidiary of NevGold. Unless permitted under securities legislation, these NevGold Shares can not be traded before May 19, 2024.

Subsequent to November 30, 2023, the Company had sales of 579,918 ATM Shares under the ATM Program for gross proceeds of approximately $0.8 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.02 million.